SECOND QUARTER

Interim Consolidated Financial Statements

Six Months Ended June 30, 2013

(Expressed in Canadian Dollars)

(Unaudited And Subject To Year-End Adjustments)

S A M E X    M I N I N G    C O R P.

SAMEX MINING CORP. 2001 Kirby Drive, Suite 1107 Houston, TX 77019	TEL: 713.956.5200 (x102) FAX: 713.513.5322 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

	JUNE 30,	DECEMBER 31,
	2013	2012
	(UNAUDITED)
ASSETS

CURRENT ASSETS
CASH	$111,321	$2,756,359
GOLD AND SILVER BULLION (NOTE 2)	-	642,690
OTHER CURRENT ASSETS	41,751	131,996

	153,072	3,531,045
NON-CURRENT ASSETS
EQUIPMENT (NOTE 3)	89,730	102,227
EXPLORATION AND EVALUATION ASSETS (NOTE 4)	20,567,314	18,139,082

	20,657,044	18,241,309

TOTAL ASSETS	$20,810,116	$21,772,354

LIABILITIES

CURRENT
TRADE PAYABLES AND ACCRUED LIABILITIES	$1,385,322	$193,848

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)	50,038,530	50,038,530
RESERVE	5,288,304	6,192,002
DEFICIT	(35,902,040)	(34,652,026)

	19,424,794	21,578,506

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$20,810,116	$21,772,354

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

“Sasan Sadeghpour”

“Travis Cocke”

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	THREE MONTH PERIODS ENDED		SIX MONTH PERIODS ENDED
	JUNE 30,		JUNE 30,
	2013	2012	2013	2012
		(RESTATED -		(RESTATED -
		NOTE 9)		NOTE 9)

EXPENSES

AMORTIZATION	$8,848	$8,567	$19,640	$17,134
CONSULTING FEES	95,976	18,304	171,940	21,930
FOREIGN EXCHANGE	(3)	(340)	(1)	237
INTEREST AND
BANK CHARGES	397	6,215	(2,220)	12,280
MINERAL INTERESTS
ADMINISTRATION AND
INVESTIGATION COSTS	121,516	96,776	236,181	190,406
OFFICE AND
MISCELLANEOUS	33,807	38,941	50,872	60,760
PROFESSIONAL FEES	156,681	66,405	211,385	148,521
REGULATORY FEES	4,817	7,177	11,879	20,522
SALARIES AND BENEFITS	137,859	124,135	1,506,076	241,862
STOCK-BASED
COMPENSATION (NOTE 5)	-	-	87,126	-
TRANSFER AGENT FEES	831	1,288	2,413	2,428
TRAVEL AND PROMOTION	(570)	22,290	8,045	58,602

LOSS FROM OPERATIONS	560,159	389,758	2,303,336	774,682

(GAIN) LOSS ON GOLD AND
SILVER BULLION (NOTE 2)	-	301,240	(9,063)	(193,052)

NET LOSS	560,159	690,998	2,294,273	581,630

OTHER COMPREHENSIVE
(EARNINGS) LOSS
TRANSLATION (GAIN) LOSS	355,419	(459,085)	(13,502)	(880,503)

COMPREHENSIVE
(EARNINGS) LOSS	$915,578	$231,913	$2,280,771	$(298,873)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	126,733,719	126,729,552	126,733,719	126,729,552

(EARNINGS) LOSS PER SHARE -
BASIC AND DILUTED	$0.01	$0.01	$0.02	$(0.01)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	SHARE CAPITAL		RESERVES
		SHARE-BASED	FOREIGN
	NUMBER		PAYMENT	EXCHANGE
	OF SHARES	AMOUNT	RESERVE	RESERVE	DEFICIT	TOTAL

BALANCE AT JANUARY 1, 2012	126,708,719	$50,033,530	$3,267,329	$(1,382,972)	$(32,870,797)	$19,047,090

TOTAL COMPREHENSIVE EARNINGS	-	-	-	880,503	(581,630)	298,873
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	25,000	5,000	-	-	-	5,000
SHARE BASED PAYMENTS	-	-	132,130	-	-	132,130

BALANCE AT JUNE 30, 2012
(RESTATED - NOTE 9)	126,733,719	$50,038,530	$3,399,459	$(502,469)	$(33,452,427)	$19,483,093

BALANCE AT JANUARY 1, 2013	126,733,719	$50,038,530	$6,889,554	$(697,552)	$(34,652,026)	$21,578,506

TOTAL COMPREHENSIVE EARNINGS
(LOSS)	-	-	-	13,502	(2,294,273)	(2,280,771)
SHARE BASED PAYMENTS	-	-	127,059	-	-	127,059
FORFEITURE OF OPTIONS	-	-	(1,044,259)	-	1,044,259	-

BALANCE AT JUNE 30, 2013	126,733,719	$50,038,530	$5,972,354	$(684,050)	$(35,902,040)	$19,424,794

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	SIX MONTHS ENDED
	JUNE 30,
	2013	2012
		(RESTATED -
		NOTE 9)

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET LOSS FOR THE PERIOD	$(2,294,273)	$(581,630)
ADJUSTMENTS FOR NON-CASH ITEMS:
AMORTIZATION	19,640	17,134
GAIN ON GOLD AND SILVER BULLION	(9,063)	(193,052)
GOLD AND SILVER BULLION VAULT FEES	22	10,302
STOCK-BASED COMPENSATION	87,126	-
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	90,245	59,449
TRADE PAYABLES AND ACCRUED LIABILITIES	1,191,474	(52,059)

NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(914,829)	(739,856)

INVESTING ACTIVITIES

EXPENDITURES ON EXPLORATION AND EVALUATION ASSETS	(2,426,501)	(2,852,739)
EXPENDITURES ON EQUIPMENT	(7,164)	(9,902)
PROCEEDS FROM GOLD AND SILVER BULLION	651,731	-

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(1,781,934)	(2,862,641)

FINANCING ACTIVITIES

PROCEEDS ON ISSUANCE OF COMMON SHARES -
NET OF SHARE ISSUE COSTS	-	5,000

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-	5,000

INCREASE (DECREASE) IN CASH FOR THE PERIOD	(2,696,763)	(3,597,497)

EFFECT OF FOREIGN EXCHANGE ON CASH	51,725	(200,242)

CASH, BEGINNING	2,756,359	3,991,264

CASH, ENDING	$111,321	$193,525

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

1.     NATURE AND CONTINUANCE OF OPERATIONS

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of exploration and evaluation assets in Chile. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

The head office and principal address of the Company is located at 2001 Kirby Drive, Suite 1107, Houston, TX 77019. The Company’s registered address and records office is located at #3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3.

Basis of preparation and statement of compliance

These consolidated interim financial statements were approved for issuance by the directors of the Company on September 5, 2013. We prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our consolidated financial statements for the year ended December 31, 2012. We have prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our consolidated financial statements for the year ended December 31, 2012.

2.     GOLD AND SILVER BULLION

Gold and silver bullion are measured at fair value through the statement of comprehensive loss.

During the first quarter ended March 31, 2013, the Company sold its remaining gold and silver bullion for proceeds of $651,753 and does not currently hold any gold and silver bullion.

7

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

3.	Equipment

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2012	$211,460	$78,501	$161,628	$451,589
Additions	1,678	5,035	451	7,164
At June 30, 2013	213,138	83,536	162,079	458,753

Depreciation
At December 31, 2012	153,331	66,439	132,653	352,423
Charge	10,896	2,358	6,386	19,640
At June 30, 2013	164,227	68,797	139,039	372,063

Currency Adjustment
At December 31, 2012	2,621	389	51	3,061
At June 30, 2013	2,308	721	11	3,040

Net book value
At December 31, 2012	60,750	12,451	29,026	102,227

At June 30, 2013	$51,219	$15,460	$23,051	$89,730

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2011	$206,341	$69,333	$151,200	$426,874
Additions	5,119	9,168	10,428	24,715
At December 31, 2012	211,460	78,501	161,628	451,589

Depreciation
At December 31, 2011	130,996	62,697	122,264	315,957
Charge	22,335	3,742	10,389	36,466
At December 31, 2012	153,331	66,439	132,653	352,423

Currency adjustment
At December 31, 2011	(20,122)	(1,772)	(7,728)	(29,622)
At December 31, 2012	2,621	389	51	3,061

Net book value
At December 31, 2011	55,223	4,864	21,208	81,295

At December 31, 2012	$60,750	$12,451	$29,026	$102,227

8

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS

					Miscellaneous	Balance	Balance
	Los Zorros	Chimberos	INCA	Espejismo	Properties -	June 30,	December 31,
					Chile	2013	2012

Property acquisition costs
Balance beginning of period	$1,310,469	$17,681	$1,942,009	$1,000	$1,000	$3,272,159	$3,307,284
Additions	2,203	1,852	31,614	-	-	35,669	122,526
Write-down due to impairment	-	-	-	-	-	-	(157,651)

Balance end of period	$1,312,672	$19,533	$1,973,623	$1,000	$1,000	$3,307,828	$3,272,159

Exploration and evaluation costs
Balance beginning of period	$12,109,711	$780,909	$1,976,303	$-	$-	$14,866,923	$9,090,627
Costs incurred during period
Drilling and sub-contracts	1,931,198	87,267	19,463	-	-	2,037,928	3,557,064
Field camp supplies	48,517	-	12,498	-	-	61,015	95,552
Geology, mapping, surveys - cash	-	-	-	-	-	-	369,842
Geology, mapping, surveys -
stock-based compensation	39,933	-	-	-	-	39,933	26,891
Legal	-	-	-	-	-	-	378
Property patent payments	54,261	20,279	69,161	4,211	-	147,912	148,679
Site/project administration	16,661	4,196	9,629	-	-	30,486	52,117
Travel and accommodation	502	2,008	-	-	-	2,510	95,814

	2,091,072	113,750	110,751	4,211	-	2,319,784	4,346,337

Other
Advance royalty payments	-	-	-	-	-	-	99,083
Value-added taxes	110,981	-	-	-	-	110,981	703,176
Write-down due to impairment	-	-	-	-	-	-	(57,799)
Currency adjustment	(25,287)	(1,979)	(10,936)	-	-	(38,202)	685,499

	85,694	(1,979)	(10,936)	-	-	72,779	1,429,959

Balance end of period	$14,286,477	$892,680	$2,076,118	$4,211	$-	$17,259,486	$14,866,923

Total	$15,599,149	$912,213	$4,049,741	$5,211	$1,000	$20,567,314	$18,139,082

9

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following is a description of the Group’s mineral exploration assets and the related spending commitments:

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement. Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.	Los Zorros Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by option contracts.

Minera Ojos del Salado Purchase – The Company acquired a 100% interest in mineral interests for U.S. $50,000 (paid). The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the mineral interests.

Hochschild Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $230,000 (paid). The concessions are subject to a net smelter royalty (“NSR”) of up to 2%. The Company has the option to buyout the NSR at any time for U.S. $1,800,000. As the concessions were not in production as at December 31, 2007, the Company was required to pay annual advance NSR payments of U.S. $100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of U.S. $500,000 (U.S. $500,000 paid). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $200,000 (paid). A 1.5% NSR was retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions above comprising the Los Zorros property are subject to a bonus of U.S. $150,000 payable within one year from the date of commencement of commercial production on the concessions and to a 0.25% NSR.

Aravena Option – The Company had an option to acquire a 100% interest in mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 due on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. The Company did not exercise the Aravena Option and did not make the final option payment. An impairment of $201,407 was recorded during the year ended December 31, 2012.

ii	Chimberos Property – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.
10

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

CHILE (CONTINUED)

iii.	INCA Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, and purchase and option agreements:

Araya Option – The Company acquired a 100% interest in mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling U.S. $300,000 (paid). A 1% NSR was originally retained by the vendor for a period of 20 years, however the Company entered into an agreement and bought out the 1% NSR by making payments totaling U.S. $50,000 (paid).

Rojas Option/Purchase – The Company acquired a 100% interest in mineral concessions for consideration of U.S. $ 300,000 (paid).

iv.	Espejismo Prospects – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction. The property is inactive and no exploration is planned until additional concessions are aquired.
v.	Miscellaneous Property Interests - The Company holds mineral concessions for possible future evaluation. The mineral concessions are inactive and no exploration is currently planned.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia had been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009. Subsequent to the year ended December 31, 2012, the Company decided to commence closure of its Bolivian subsidiaries and not pay the patents due on the properties and consequently the Eskapa, El Desierto and Santa Isabel properties were written off at December 31, 2012.

5.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares - In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued. The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any. The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

11

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

5.	SHARE CAPITAL (CONTINUED)

Warrants

Balance		Balance	Issued	Balance
Dec. 31,	Issued/	Dec. 31,	(Exercised)/	Jun. 30,	Exercise
2011	(Exercised)	2012	(Expired)	2013	Price	Term To

621,250	(621,250)	-	-	-	$1.00	Mar. 16, 2012
2,649,500	(25,000)	2,624,500	-	2,624,500	$0.20	Mar. 24, 2014
1,823,668		1,823,668	-	1,823,668	$0.35	Jul. 8, 2014
17,583,720	-	17,583,720	-	17,583,720	$0.70	Nov. 2, 2014

22,678,138	(646,250)	22,031,888	-	22,031,888

As at June 30, 2013, the weighted average remaining life of the share purchase warrants is 1.30 years and the weighted average exercise price is $0.61.

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan. The Plan, which was approved by shareholders at the Annual General Meeting held on June 7, 2011, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V, or a company which is owned by one or more such individuals (an “Eligible Person”). The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan. The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy. Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

12

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

5.	Share capital (CONTINUED)

Stock options (continued)

	Granted		Granted
Balance	(Exercised)/	Balance	(Exercised)/	Balance
Dec. 31,	(expired) or	Dec. 31,	(expired) or	Jun. 30,	Exercise
2011	(Cancelled)	2012	(Cancelled)	2013	Price	Term to

50,000	(50,000)	-	-	-	$0.80	Sep. 24, 2012
100,000	(100,000)	-	-	-	$1.40	Dec. 4, 2012
60,000	(60,000)	-	-	-	$0.70	Dec. 20, 2012
100,000	(100,000)	-	-	-	$0.70	Dec. 29, 2012
60,000	-	60,000	-	60,000	$0.20	Jan. 15, 2014
110,000	-	110,000	-	110,000	$0.35	Jan. 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr. 20, 2015
430,000	-	430,000	(30,000)	400,000	$0.35	Sep. 16, 2015
1,640,000	-	1,640,000	(20,000)	1,620,000	$0.85	May 2, 2016
1,170,000	-	1,170,000	-	1,170,000	$0.84	Feb. 23, 2017
-	100,000	100,000	(100,000)	-	$0.50	Jun. 5, 2017
-	-	-	750,000	750,000	$0.14	Mar. 1, 2018
-	-	-	300,000	300,000	$0.16	Apr. 3, 2018
3,255,000	-	3,255,000	(50,000)	3,205,000	$0.20	Sep. 2, 2019
200,000	-	200,000	-	200,000	$0.70	Jan 6, 2021
2,425,000	(525,000)	1,900,000	(775,000)	1,125,000	$1.50	May 2, 2021

11,555,000	(735,000)	10,820,000	75,000	10,895,000

As at June 30, 2013, the weighted average remaining contractual life of the options is 4.45 years and the weighted average exercise price of the options is $0.55.

Stock-Based Compensation – During the second quarter ended June 30, 2013, the Company granted 300,000 stock options at $0.16 per share with a fair value on the grant date of $39,933 which was capitalized to the Los Zorros Property exploration and evaluation assets. The following assumptions were used for the Black-Scholes valuation of the stock options granted: Expected dividend rate – 0%; Expected stock price volatility – 122%; Risk-free interest rate – 1.3062%; Expected life of options – 5 years.

During the second quarter ended June 30, 2013, a total of 125,000 stock options with exercise prices of $0.20 to $1.50 were cancelled/forfeited by a former employee.

13

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

6.	Related party transactions

Consulting fees – During the three months ended June 30, 2013, three directors were each paid U.S. $5,000 for serving in their capacity of directors from April 1 to June 30, 2013. Sasan Sadeghpour, our director, Chairman and Interim Chief Executive Officer declined this quarterly directors fee. During the three months ended June 30, 2013, consulting fees totaling $45,372 were paid to consultants, Larry McLean, Interim CFO and Brenda McLean, Interim Corporate Secretary.

During the three months ended June 30, 2013, the Company paid the sum of U.S. $78,429 to Sasco Partners, LP, an investment company controlled by Sasan Sadeghpour, our director, Chairman and Interim Chief Executive Officer, as a reimbursement of legal fees incurred by Sasco Partners, LP during and prior to negotiation of the settlement agreement dated September 10, 2012, but not covered by the agreement.

7.	Financial risk management

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada and the major bank in Chile which is a subsidiary of a major Canadian bank. The Company’s cash is held by a major bank in Canada, and specific amounts are transferred to the bank in Chile as required to fund the Company’s budgeted exploration activities in Chile. As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada and Chile and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency. The Company has obligations and commitments in Canadian dollars and other currencies including the Chilean peso and U.S. dollars. Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets. The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company. The Company does not use hedging to manage its currency risk.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos:

	June 30,	December 31,
	2013	2012

Cash	$36,522	$38,148
Accounts receivable	4,193	5,500
Accounts payable	(1,369,422)	(124,644)

	$(1,328,707)	$(80,996)

As at June 30, 2013, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Company’s net loss by $132,871.

14

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

7.	Financial risk management (CONTINUED)

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Price Risk – The Company is exposed to price risk with respect to commodity prices, particularly gold, silver and copper. The Company monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Capital Management - The Company identifies capital as cash and share capital. The Company raises capital through private placement and public share offerings. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests. The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn. There are no externally imposed capital restrictions.

Classification of financial instruments - Financial assets included in the statements of financial position are as follows:

	June 30	December 31,
	2013	2012

Cash	$111,321	$2,756,359
Loans and receivables
Other receivables	41,751	131,996
Financial assets classified at fair value
Gold and silver bullion	-	642,690

	$153,072	$3,531,045

Financial liabilities included in the statements of financial position are as follows:

	June 30,	December 31,
	2013	2012

Financial liabilities
Trade payables and accrued liabilities	$1,385,322	$193,848

15

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

7.	Financial risk management (CONTINUED)

Fair value - The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at June 30, 2013 and December 31, 2012:

	As at June 30, 2013
	Level 1	Level 2	Level 3

Cash	$111,321	$ -	$ -
Gold and silver bullion	-	$ -	$ -

	$111,321

	As at December 31, 2012
	Level 1	Level 2	Level 3

Cash	$2,756,359	$ -	$ -
Gold and silver bullion	642,690	$ -	$ -

	$3,399,049	$ -	$ -

16

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

8.	Segmented information

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Company’s equipment and exploration and evaluations assets are located in the following geographic locations:

	As at June 30, 2013
	Canada	South America	Total

Equipment	$16,322	$73,408	$89,730
Exploration and evaluation assets	$-	$20,567,314	$20,567,314

	As at December 31, 2012
	Canada	South America	Total

Equipment	$19,887	$82,340	$102,227
Exploration and evaluation assets	$-	$18,139,082	$13,139,082

The additions to the Company’s equipment and exploration and evaluation assets were in the following geographic locations:

	As at June 30, 2013
	Canada	South America	Total

Equipment	$-	$7,164	$7,164
Exploration and evaluation assets	$-	$2,466,434	$2,466,434

	$-	$2,473,598	$2,473,598

	As at December 31, 2012
	Canada	South America	Total

Equipment	$6,655	$18,060	$24,715
Exploration and evaluation assets	$-	$5,271,122	$5,271,122

	$6,655	$5,289,182	$5,295,837

17

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

9.	RESTATEMENT

During the year ended December 31, 2012, management concluded that the functional currency of Minera Samex Chile S.A. is the Chilean peso and not the Canadian dollar as it was previously designated to be and accounted for this accordingly in the annual consolidated financial statements.

In consideration of the effects of the difference in foreign exchange translation, to reflect the Chilean peso being identified as the functional currency of Minera Samex Chile S.A. and so that the amounts reported in the interim consolidated financial statements are comparable, the consolidated interim statements of comprehensive loss, shareholders’ equity and cash flows for the three months ended June 30, 2012 have been restated to reflect the Chilean peso as the functional currency of Minera Samex Chile S.A.

10. SUBSEQUENT EVENTS

As reported by the Company in its news release of August 21, 2013, subsequent to the second quarter of 2013, the Company consulted with several geological advisors and determined that the most recently received drill assays from El Gringo did not improve from the results announced on May 30, 2013. Irrespective of these efforts, the Company no longer has the capacity to continue independent exploration at its El Gringo Project and management has made the decision to halt exploration and explore strategic alternatives.

18